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                                                                    EXHIBIT 11


              CALCULATION OF NET INCOME (LOSS) PER COMMON SHARE

                                                                   Six Months
                                                Year Ended            Ended
                                             December 31, 1995    June 30, 1996
                                             -----------------   --------------
Historical net income (loss)                    ($1,706,248)       $    1,075
Increase in pro forma income tax benefits          (308,285)               --
                                             -----------------   --------------
Pro forma net income (loss)                     ($1,397,963)       $    1,075
                                             =================   ==============
Historical number of common shares
  outstanding                                     1,706,250         2,357,917
Stock options and warrants issued to
  outside consultants and employees within
  one year of the Offering at less than
  the initial public offering price               1,562,600         1,333,750
                                             -----------------   --------------
Total historical common shares and
  equivalent common shares                        3,268,850         3,691,667
Additional shares considered in pro forma
  per share data:
     Issuance of shares in connection
        with bridge financing                        95,000                --
                                             -----------------   --------------
Pro forma weighted average number of
   common shares                                  3,363,850         3,691,667
                                             =================   ==============
Earnings (loss) per share:
   Historical net (loss) income                      ($0.43)               --
   Pro forma net (loss) income                       ($0.42)               --